John H. Sellers

T: +1 650 843 5070

jsellers@cooley.com

September 17, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Re:	EBR Systems, Inc. Registration Statement on Form 10-12G Filed July 30, 2024 File No. 000-56671

Ladies and Gentlemen:

On behalf of EBR Systems Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated August 26, 2024 with respect to the Company’s Registration Statement on Form 10-12G filed July 30, 2024. The Company is concurrently submitting an amended Registration Statement on Form 10-12G (the “Amended Registration Statement”), which includes changes that reflect the responses to the Comments as well as certain other updates to the Amended Registration Statement.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Registration Statement. Capitalized terms used but not otherwise defined in this letter have the meanings assigned to them in the Amended Registration Statement.

Registration Statement on Form 10-12G filed July 30, 2024
Item 1. Business, page 5

1.	Please revise here to clarify and further explain the circumstances behind the statement that you are a “frontrunner in cardiac pacing innovation” and that “EBR offer[s] the only leadless CRT solution to date.” We note your disclosure that the main competing products by Medtronic, Boston Scientific, and Abbott are implanted in the right ventricle. Please revise to clarify your disclosure and also provide a cross-reference to the “Overview of Leadless Pacemakers for Cardiac Pacing” section.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

September 17, 2024

Page Two

The Company has revised the disclosure on page 5 of the Amended Registration Statement in response to the Staff’s Comment. The Company also provided a cross-reference to the “Overview of Leadless Pacemakers for Cardiac Pacing” section.

2.	We note the statement that the WiSE CRT System is an investigational device and that it is “limited by Federal (US) law to investigational use only.” Please explain what it means to be an investigational device.

The Company has revised the disclosure on page 5 of the Amended Registration Statement in response to the Staff’s Comment.

3.	We note your disclosure on page 5 that states “[t]his technology has demonstrated positive results in our pivotal trial.” Please substantiate your statement and clarify that safety and efficacy is solely within the authority of the FDA or other regulatory agencies and provide a cross-reference in this section to the section that describes your studies. Please also clarify your disclosures throughout the registration statement.

The Company has revised the disclosure on page 6 of the Amended Registration Statement in response to the Staff’s Comment to remove the reference to “positive results” and revised references to “safety and efficacy” throughout to ensure that the disclosure is clear that the FDA will review the safety and efficacy data from the Company’s SOLVE-CRT clinical trial. The Company has also added a cross-reference to the section that describes its clinical studies.

4.	You disclose that “WiSE CRT technology is engineered to benefit patients who have not seen success with conventional CRT or face high complication risks.” Please clarify how conventional CRT has given some patients no success and substantiate the statement that your product is suited for patients that face high complication risks.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

September 17, 2024

Page Three

The Company has revised the disclosure on page 5 of the Amended Registration Statement in response to the Staff’s Comment. The Company has also added a cross-reference to the section that describes the conventional CRT market. The Company also respectfully notes that this topic is further addressed later in this section under the captions “Patients with No Currently Available Options” and “WiSE CRT – Overview and Clinical Program”.

5.	We note your disclosure that “[t]he feasibility of this approach for the leadless delivery of electrical pacing pulses to the inside of the heart was successfully observed in animal studies in 2006 and is the underlying basis of EBR’s WiSE CRT technology for the delivery of leadless stimulation to the heart.” Please identify the specific animal studies you are referencing, whether you conducted such studies and describe, at an appropriate section, any limitations and risks relying on such studies for your product.

The Company has removed the references to animal studies from the Amended Registration Statement in response to the Staff’s Comment.

6.	We note your statement that you “are on the cusp of potentially addressing the needs of a patient population that currently has no other option, with WiSE CRT’s commercial launch expected in the first quarter of 2025, subject to FDA approval.” We further note disclosure on page 15 which notes that your commercial launch plan is subject to the PMA submission and successful regulatory review process. Please revise to disclose the timeline for your PMA submission and describe all the necessary requirements before your commercial launch. Please also provide the basis for your statement implying that FDA approval will be obtained by the first quarter of 2025. Alternatively, please remove this statement.

The Company has revised the disclosure on page 6 of the Amended Registration Statement in response to the Staff’s Comment that supports the Company’s expectation that the FDA will issue a decision within 180 days of the Company’s pre-market approval submission. The Company submitted the final required modules for its PMA submission in August 2024.

Opportunity
Heart Failure, page 7

7.	We note your disclosure here that “[t]he initial patient population is for those whom CRT leads have failed previously, or who are at high risk to receive CRT using existing lead- based devices because of potential complications from the use of leads due to the patients’ anatomy or disease condition.” We also note your disclosure on page 8 that “feasibility of lead placement relies on the specific anatomical features of a patient’s heart, potentially limiting physician’s options and impacting the lead’s optimal positioning.” Please revise to substantiate these claims and provide support that lead-based devices have caused complications. Please also provide examples of such conditions that lead to complications and the limitations physicians face.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

September 17, 2024

Page Four

The Company has revised the disclosure on pages 7 – 9 of the Amended Registration Statement in response to the Staff’s Comment.

Leadless Pacemakers, page 8

8.	We note your statement “[t]he adoption of Medtronic’s Micra device since its FDA approval in 2016 and Abbott’s Aveir approval in 2022 exemplifies the growing shift towards leadless technology in cardiac pacing.” Please describe the metrics used and explain how these developments show a growing shift towards leadless technology in cardiac pacing.

The Company removed this statement from the Amended Registration Statement in response to the Staff’s Comment.

WiSE CRT - Overview and Clinical Program, page 10

9.	We note disclosures throughout this section which refer to the performance and safety of your product. Please revise the disclosure in this section to focus on the specific factual details of the studies, including the studies conducted and the quantitative information regarding the range of results observed. As safety and efficacy determinations are solely within the FDA and other regulatory agencies’ authority, please refrain from referring to the efficacy and safety of your product since the claims may imply eventual FDA approval.

The Company has revised the disclosure throughout “WiSE CRT Overview and Clinical Program” section in the Amended Registration Statement in response to the Staff’s Comment.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

September 17, 2024

Page Five

Intellectual Property, page 28

10.	Please revise your intellectual property disclosure to clearly describe, for each material patent or group of patents or pending patent applications: (i) the specific products, product groups, and technologies to which such patents relate, (ii) whether the patents are owned or licensed, (iii) the type of patent protection, (iv) patent expiration dates, and (v) jurisdiction. In this regard, it may be useful to provide this disclosure in tabular form.

The Company has revised the disclosure on pages 28-30 of the Amended Registration Statement in response to the Staff’s Comment.

Item 1A. Risk Factors
We have limited data and experience regarding the safety and efficacy of its WiSE-CRT system, page 36

11.	We note the reference in this risk factor to the preliminary clinical data from SOLVE- CRT showing “encouraging” results. Please balance the disclosure by refraining from referring to any results as “encouraging” since such statements may imply safety or efficacy or eventual FDA approval.

The Company has revised the disclosure on page 37 of the Amended Registration Statement in response to the Staff’s Comment.

The continuing development of our products depends upon it maintaining strong working relationships with physicians, page 40

12.	We note your disclosure stating “[t]he research, development, marketing, and sale of our products and potential new and improved products depend upon us maintaining working relationships with physicians. We rely on these professionals to provide us with considerable knowledge and experience regarding the development, marketing, and sale of our products.” Please revise your disclosure to discuss any material agreements in regard to these relationships as appropriate and file any agreement in accordance with Item 601 of Regulation S-K.

The Company acknowledges the Staff’s Comment. The Company respectfully notes that while it depends on relationships with physicians generally (like many medical technology companies), there is no single physician relationship that is critical by itself and there are no material agreements in this area that would require disclosure under Item 601 of Regulation S-K. The Company has also revised the disclosure on page 41 of the Amended Registration Statement to note that agreements with physicians can typically be terminated by either party upon notice to the other.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

September 17, 2024

Page Six

The failure of third parties to meet their contractual, regulatory, and other obligations could adversely affect our business, page 42

13.	We note your disclosure stating “[w]e rely on suppliers, vendors, outsourcing partners, consultants, alliance partners and other third parties to research, develop, manufacture, and commercialize our products.” Please revise your disclosure to discuss any material agreements in regard to these relationships as appropriate and file any agreement in accordance with Item 601 of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that while the Company’s products include components that are manufactured and supplied by third parties, some of which are single-source suppliers, the Company does not have long-term supply agreements with its suppliers as it generally orders components on a purchase order basis. If and when the Company procures such components for commercial use, it may enter into supply agreements with such suppliers or other third parties and evaluate the materiality of such agreements at that time. In response to the Staff’s Comment, the Company deleted this risk factor from the Amended Registration Statement.

The issuance of additional shares of our common stock in connection with financings, acquisitions, investments, our share incentive plans, page 49

14.	We note the disclosure that you have authority to issue a total of 610,000,000 shares, including 10,000,000 shares of preferred stock. Please disclose any voting rights of the preferred stock and clarify that the board of directors may fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions.

In response to the Staff’s comment, the Company has revised its disclosures on page 71 of the Amended Registration Statement.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

September 17, 2024

Page Seven

Item 2. Financial Information
Financial Overview, page 74

15.	We note disclosure of your July 25, 2023 Security Purchase Plan that raised a total of approximately $20.6 million. Please also file the agreement as an exhibit to your registration statement, or tell us why you believe you are not required to do so. See Item 601(b)(10) of S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not believe it is required to file the Securities Purchase Plan under Item 601(b)(10) of Regulation S-K since the Securities Purchase Plan is not a material contract, but instead, an offering memo used for a non-underwritten offering of CDIs to eligible holders in Australia and New Zealand that was completed in July 2023. The distribution of this memo was specifically prohibited in the United States. The Company believes that the Securities Purchase Plan is not a “contract” since it lacks basic elements required for the agreement to be a legally enforceable agreement, like mutual assent and acceptance. Furthermore, the Company does not believe that filing the Securities Purchase Plan as exhibit to the Amended Registration Statement would provide meaningful disclosure to investors since the transaction has been completed and there are no ongoing obligations. For the reasons described above, the Company respectfully submits to the Staff that the Securities Purchase Plan is not required to be filed under Item 601(b)(10) of Regulation S-K.

Operating Results
Research and Development, page 79

16.	In order to provide additional transparency regarding your research and development activities, please expand your discussion to include a breakout of research and development expenses incurred during each period presented by nature of expense as described in your research and development expense accounting policy (e.g., R&D salaries, third party contract research organization (CRO) expenses, quality assurance and regulatory approval, contract manufacturing). To the extent necessary, discuss material changes in these underlying expense categories period to period.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 81, 82 and 83 to include a breakout of research and development expenses incurred during each period presented by nature of the expense, and discussed material changes between periods.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

September 17, 2024

Page Eight

Choice of Forum, page 114

17.	You disclose that your Amended and Restated Certificate of Incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for certain types of actions or proceedings under Delaware statutory or common law, including any derivative action or proceeding brought on your behalf. Please include a separate risk factor to describe your exclusive forum provision.

In response to the Staff’s comment, the Company has included an additional risk factor on page 75 of the Amended Registration Statement related to the exclusive forum provision in its Amended and Restated Certificate of Incorporation.

Report of Independent Registered Public Accounting Firm, page F-1

18.	Please have your auditor remove the language in the third paragraph of their opinion which states, “and in accordance with auditing standards generally accepted in the United States of America.” Please refer to PCAOB Auditing Standard 3101.

In response to the Staff’s comment, the Company’s auditors informed us that companies that file a Form 10 do not meet the definition of an Issuer1 as defined by the Sarbanes-Oxley Act of 2002 until the Form 10 becomes effective. Therefore, EBR Systems, Inc. is considered a nonissuer until after this Form 10 is effective. The Compliance with Standards rule (ET section 1.310.001) of the AICPA Code of Professional Conduct establishes that the PCAOB is designated to establish standards relating to the preparation and issuance of auditor's reports for issuers and that the Auditing Standards Board of the AICPA is designated to establish standards related to the preparation and issuance of auditor's reports for nonissuers. Therefore, auditors in the United States are required to conduct audits in accordance with auditing standards generally accepted in the United States of America (“GAAS”) for audits of nonissuers even when a regulator (e.g., the SEC) requires such audits to be conducted in accordance with the standards of the PCAOB (see AICPA AU-C 700.44). GAAS does permit auditors to perform audits in accordance with both GAAS and the standards of the PCAOB. For circumstances in which an auditor of a nonissuer performs an audit in accordance with both GAAS and the standards of the PCAOB, AICPA AU-C 700.44 requires auditors to use the form of report required by the standards of the PCAOB, amended to state that that audit was also conducted in accordance with GAAS. Therefore, the Company’s auditors have advised us that they will remove “and in accordance with auditing standards generally accepted in the United States of America” in auditor’s reports issued after our Form 10 is effective.

1 The term "issuer" means an issuer (as defined in section 3 of the Securities Exchange Act of 1934), the securities of which are registered under section 12 of that Act, or that is required to file reports under section 15(d), or that files or has filed a registration statement that has not yet become effective under the Securities Act of 1933, and that it has not withdrawn.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

September 17, 2024

Page Nine

Financial Statements
Note 2 -- Summary of significant accounting policies
Reclassification, page F-9

19.	We have the following comments regarding your reclassification of sales and marketing expenses to research and development expenses for the years ended December 31, 2023 and 2022

•	Please provide us with a sufficiently detailed discussion of the nature of the costs previously identified as sales and marketing expenses. With reference to the nature of these costs and the guidance is ASC 730-10-20 and ASC 730-10-55-1 and 55-2, explain your basis for classifying these expenses as research and development; and

The Company respectfully advises the Staff that the Company determined to simplify its expense presentation from four expense line items to two expense line items. In doing so, the Company determined that while it is still in the process of obtaining regulatory clearance and approval, our sales team is primarily involved in supporting and advancing the Company’s clinical trials and ongoing clinical development. Thus, such costs, which were previously part of the sales and marketing expense line item, which is no longer presented, would be included with the research and development expense line item. Accordingly, the Company believes that such activities are properly classified as R&D expenses because they meet the definition of “Research and Development” set forth in ASC 730-10-20, as these activities were critical elements of the Company’s efforts to conduct clinical trials and advance the WiSE CRT System. Further, the Company believes that these activities are consistent with “searching for applications of new research findings or other knowledge” and “the conceptual formulation and design of possible product or process alternatives”, which are included in ASC 730-10-55-1b and 55-1c, respectively, as examples of activities that are typically included in R&D. The remainder of costs previously part of the sales and marketing expense line item are marketing expenses and would be included with general and administrative expenses.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

September 17, 2024

Page Ten

•	You indicate that you updated the method of presentation of your operating expenses and that certain amounts have been reclassified. Please fully explain what you mean by “updated the method of presentation” and provide clear and transparent disclosures regarding the underlying facts and circumstances that lead to the revisions in your expense classifications. With reference to the guidance in ASC 250-10-20 and the definition of an error in previously issued financial statements, please address the appropriateness of reflecting this change as a reclassification rather than an error correction.

The Company respectfully acknowledges the Staff’s comment and believes that through its presentation and disclosure of operating expenses it has materially complied with the requirements of Rule 5-03 of Regulation S-X. As previously noted, the Company determined to simplify its expense presentation and determined that certain costs previously part of sales and marketing, which is no longer presented, would be included with research and development. With respect to "updated the method of presentation", the Company notes that it refers to combining and presenting operating expenses in the consolidated statement of operations in two categories: research and development (R&D), and general and administrative (G&A). The Company believes that the revised presentation by function more closely reflects the nature of the Company’s expenses and is presented in the way that is most useful to the users of the financial statements. All activities included as a part of research and development expenses meet the definitions set forth in ASC 730-10-20 and ASC 730-10-55-1. Please refer to disclosures on page 78 that provide detailed description of items included in research and development expenses and general and administrative expenses.

As noted above, this change in expense presentation was made to more closely reflect the nature of the Company’s expenses by function, rather than by department, as well as to better align the presentation of expenses with management’s internal reporting. The Company elected to reclassify these prior year balances with the relevant disclosure to explain the change from that previously presented in order to conform to the current year’s presentation for the purpose of consistency of the consolidated financial statements.

General and Administrative, page F-12

20.	To the extent material, disclose the nature of your patent expenses and quantify the amounts recognized in each period presented. In this regard, we note on page 76, that general and administrative expenses include costs associated with obtaining and maintaining your patent portfolio.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

September 17, 2024

Page Eleven

The Company respectfully acknowledges the Staff’s comment and has concluded that the costs associated with obtaining and maintaining the Company’s patent portfolio are immaterial for the disclosure. The results of management's assessment indicated that patent-related costs were $113,623 and $108,598 for the years ended December 2023 and 2022, respectfully; and $24,892 and $2,020 for the three months ended March 31, 2024 and 2023, respectfully. Further, patent-related costs were $36,975 and $23,682 for the three months ended June 30, 2024 and 2023, respectfully, and $61,866 and $25,702 for the six months ended June 30, 2024 and 2023, respectfully. Based on the immateriality of these amounts relative to our overall G&A balance, the Company has determined that the additional disclosures on page F-12 were not deemed necessary. The Company will continue to evaluate the materiality of the patent-related expenses on a quarterly basis and make all required disclosures if they were to become material.

Research and Development, page F-12

21.	Please tell us the nature of the “all other costs” to develop your products into commercially viable products. To the extent they are material, expand your policy to describe such costs.

The Company respectfully acknowledges the Staff’s comment. There were no other costs and all expenses appropriately fell into one of the previously identified categories. The Company has revised this disclosure and removed the reference to “all other costs” on pages F-12 and F-37 of the Amended Registration Statement, and will revise its future filings as follows:

“Research and development costs are expensed when incurred. Research and development costs include operating expenses for the Company’s engineering and product management functions supporting research, new development, and related product enhancement. Additionally, costs incurred in connection with preclinical development, clinical testing, as well as costs associated with the regulatory and FDA approval process are also included as a component of research and development expense.”

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

September 17, 2024

Page Twelve

General

22.	Where you discuss data or statistics about certain medical conditions and the medical industry in which you operate, please revise to provide the sources for your disclosures, or characterize the same as management’s opinions or beliefs. For example, we note the following disclosures:

•	“[W]ith a current potential initial addressable market of approximately $3.6 billion within the U.S.”

•	“Heart failure is a significant public health problem with an estimated current prevalence in 2020 of 6.2 million people in the U.S. and around 64 million people worldwide. It is expected that 8 million people in the United States will suffer heart failure by 2030 with a 5-year survival rate of 52.6% once diagnosed.”

•	“Over 960,000 new cases of heart failure are diagnosed in the U.S. each year. ESC guidelines suggest 5-10% of all heart failure patients meet the criteria for CRT, due to the ventricles of the heart contracting at slightly different times (dyssynchronous contractions).”

•	“The United States sees over 200,000 pacemaker implantations annually, reflecting the widespread reliance on these devices for managing bradycardia.”

•	“The successful placement of an effective lead in the coronary sinus is not achieved in at least 5% of patients due to the patient’s anatomy or disease condition.”

•	“Each year 7.5% of patients who initially received effective CRT will have their leads subsequently fail, move position, or develop other chronic problems.”

•	“It is estimated that up to 60% of patients who require an upgrade from an existing pacemaker are at greater risk of complications.”

•	“[T]he prognosis for HF patients remains poor, with approximately 50% dying within five years.”

•	“The prevalence of HF in the US was 2.4% in 2012, which is projected to rise to 3.0% in 2030. Further, costs attributed to HF are expected to increase to $53.1 billion in 2030, with the highest increase in costs expected in HF patients 65 years and older.”

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

September 17, 2024

Page Thirteen

•	“30% to 40% of patients do not respond to the conventional approaches to CRT, and 5% to 10% of patients cannot be treated with a transvenous lead-based CRT system largely due to a persistent rate of left ventricular (LV) lead issues.”

The Company has revised the disclosures throughout the Amended Registration Statement in response to the Staff’s Comment.

23.	Please revise your disclosure to clarify the meaning of any significant scientific or technical terms or acronyms the first time they are used in the prospectus in order to provide context for such terms and better ensure that lay readers will understand the disclosure. For example, please define the following:

•	“CE” marking certification (page 4);

•	Ventricle (page 5);

•	Endocardial (page 5);

•	ESC (page 7);

•	BiV (page 9);

•	EEA (page 22); and

•	EUTM (page 30).

The Company has revised the disclosures throughout the Amended Registration Statement to clarify the meaning of various terms or acronyms, in response to the Staff’s Comment.

24.	Please file your exhibits in proper text-searchable format, including exhibits 3.1, 4.2, 4.3, 4.4, 10.2 - 10.9 and 10.18. Refer to Item 301 of Regulation S-T.

The Company has worked with its third party vendor to file the exhibits in proper search text-searchable format in accordance with Item 301 of Regulation S-T in response to the Staff’s Comment.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

September 17, 2024

Page Fourteen

25.	We note the statement on page 2 that “market data and other statistical information contained in this registration statement are based on independent industry publications, government publications, reports by market research firms and other published independent sources. Some data is also based on our good faith estimates, which are derived from other relevant statistical information, as well as the independent sources listed above.” Please revise to disclose the referenced “independent sources listed above” and clarify whether you commissioned any of the third-party data presented in your registration statement.

The Company has revised the disclosure on page 2 of the Amended Registration Statement in response to the Staff’s Comment.

26.	Please be advised that your registration statement will automatically become effective 60 calendar days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it. Please confirm your understanding.

The Company acknowledges the Staff’s Comment and confirms its understanding of this matter.

Please contact me at (650) 843-5070 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ John H. Sellers
John H. Sellers
Cooley LLP

cc:	John McCutcheon, EBR Systems, Inc.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com